

INVEST IN **SOUNDSELF**

A Digital Psychedelic for Mental Health Providers

soundself.com Austin, TX

Technology Hardware Ecommerce AR & VR Subscription

Highlights

1. We use technology, not substances, to induce psychedelic states and supercharge therapy.
2. Novel, evidence-backed treatment with the potential to revolutionize a $41B market.
3. Studies have found 52% wellness increase, 34% depression decrease, 49% anxiety decrease.
4. 450 qualified practitioners already on waitlist.
5. Successfully deployed in beta to 80+ therapeutic practices.
6. Benefits from 11+ years of innovation, development, and research ahead of competitors.
7. $2M raised in Pre-Seed round.
8. Immersive and entertaining treatment keeps patients deeply engaged and satisfied.

Featured Investors

Mystic Ventures Follow

Invested $250,000

Mystic Ventures believes the world would be better if more people had access to the healing power of psychedelics. We care about their potential to improve mental health and the human condition. The fund draws on our experiences as entrepreneurs and inves
venture.angellist.com

Jeremy Gardner, Founding Partner
"So much of what Mystic invests in today are drug development or drug discovery tools, where any potential for revenue or human use is five to ten years away. SoundSelf can be used now, it is effective now, it which means it has far greater immediate revenue potential. That is very exciting and unusual in the psychedelic sector. I've seen people have 15-minute SoundSelf sessions that they report have done more for them than 10 years of therapy. I mean, that's incredible, and it's why we keep investing in the company."



Ycs Holding
Syndicate Lead
Follow

Invested $705,000

Founder and angel investor of high-integrity, high-impact, unique transformations of important problems to great opportunities for growth.

"I am further investing in SoundSelf as it is deploying a unique product in a suddenly urgent and hot market (enhancing ketamine/... supported therapy). This kind of technology requires a dedicated, long development time, which SoundSelf has already done. Which means they are actually already selling at a significant scale to therapists and spas, where everyone else is years behind. So now is a rare chance to step in at early investor valuations, into a company that is capturing a fresh market. This is the vision I saw for SoundSelf when I angel-invested in SoundSelf all these years ago, round after round: Robin and team have shown to have the vision, skills and ethics to make this technology work and grow."

Our Team



Robin Arnott Cofounder and CEO

As a celebrated entrepreneur and gaming industry veteran, Robin Arnott founded SoundSelf to merge therapeutic technology with game-inspired design. He is respected as an "OG" visionary of digital therapeutics, where he has helped define the industry.



Sandeep Prakash, PhD Cofounder and Chief Scientific Officer

Dr. Sandeep Prakash, PhD, is a psychologist and researcher trained in psychedelic studies at CIIS, specializing in digital therapeutics and psychedelics. He leads SoundSelf's research strategy and clinical commercialization.

Addressing the Mental Health Crisis with a $44 Billion Opportunity

The world is in the midst of a mental health crisis as millions struggle to find accessible, effective treatments for depression, anxiety, and PTSD. These conditions drive a $44 billion global market for therapeutic interventions, yet the current pharmaceutical standard of care often creates complications and dependencies and falls short of its ultimate promise of reliably delivering a new level of well-being.

SoundSelf offers a scalable, non-drug solution that bypasses these limitations, making transformative mental health care both accessible and cost-effective. Positioned to capture a share of this rapidly growing market, SoundSelf combines digital innovation with clinically validated therapeutic impact.


SOUNDSELF
SOUNDSELF
SoundSelf creates an immersive feedback loop that naturally and easily induces psychedelic-like states without the use of drugs, providing scalable and efficient mental health transformations.

New Technology, Ancient Technique

SoundSelf is a biofeedback system combining immersive technology and game design to amplify the effectiveness of traditional breath and vocal-toning meditation techniques. It is effective at producing states of wonder and oneness, which can have a rapid and transformative impact on mental health.

Breaking Through Regulatory Barriers in the Psychedelic Market at a Critical Juncture

Psychedelic interventions are rapidly gaining recognition for their potential to deliver life-changing results. However, these treatments face major accessibility barriers.

FDA Rejection of MDMA Therapy Creates Demand for Alternatives: The FDA's recent rejection of MDMA as a treatment has left care providers and investors scrambling for alternatives. Fortunately, SoundSelf offers psychedelic-like benefits without the need for drugs—bypassing regulatory delays and making transformative care accessible now.

Surging Demand in Ketamine Therapy: While the industry navigates regulatory obstacles, ketamine therapy remains a vital, accessible option. Following an independent study at Palm Beach Atlantic University, SoundSelf is now the only clinically validated digital tool for ketamine therapy, proven effective in preparation and integration.

With over 450 practitioners on the waitlist and ready to integrate this powerful tool into their treatment protocols, SoundSelf is ready to scale now, providing the essential preparation and integration infrastructure that will become increasingly critical as the ketamine market matures, and as other psychedelic therapies enter the market.

Clinical Testimonial from Cornerstone Psychiatric Care



> *"A lot of our patients actually have a hard time putting it into words. It's more the expressions on their faces, the sigh of relief afterward.*
>
> *SoundSelf takes ketamine to the next level. It helps our patients explore their own tools so that when they're not in the clinic, they are able to reduce their anxiety and get back into the state they were in during the session.*
>
> *From a business perspective, it allows us to have more touchpoints with our patients. With SoundSelf, we can bring the patient into the clinic on non-treatment days, spend that time with them, assess them, help them, and listen to them."*
>
> *- Jessica Shepley, Psychiatric & Family Nurse Practitioner*

The Product is Modular and Upgradable

Hardware

$1,245 Headset Purchase

~

$6,300 Vibroacoustic Upgrade[†]

[†]Roughly 50% of SoundSelf customers purchase the upgrade



Software

Free Version

~

$300 / mo Clinical Subscription

SaaS features launching Q3, 2024


Basic Features
Clinical Insights & Additional Content

SoundSelf Outperforms Competitors for Engagement and Transformative Impact.

In 2023, SoundSelf ran a stealth beta with 80 paying practitioners. Data and insights collected from the beta validated product-market fit in the ketamine sector and demonstrated early revenue potential.

With over 450 clinical practitioners on the waitlist and 14,000 B2C downloads from its previous consumer release, SoundSelf is now primed to scale, delivering innovative, effective care for patients in clinics worldwide.


14,000
Paid PCVR downloads on Steam & Meta
4.5
Average store review
80
Clinicians in beta cohorts
3
Studies complete and 4 clinical trials in progress
450
Waitlist of Qualified Clinical Practitioners
$2M
Raised in Pre-Seed
GAMES FOR CHANGE
MOST INNOVATIVE GAME
indie FUND
INDIE CADE
GAME CITY
GAMERCAMP
SFMOMA

Three Studies have Scientifically Validated Years of Treatment Results. The Results are Groundbreaking.

Research on brain states during SoundSelf shows that it non-invasively activates psychedelic-like states without a drug, and that regular long-term use carries identical therapeutic benefits to psychedelic-assisted therapy.

EEG Study Shows:

- An increase in gamma waves across many regions of the brain.
- A decrease of activity in brain regions associated with the Default Mode Network (mind wandering and agitation).
- These are the signature indicators of deep meditation and profound insight.



Delta
Theta
Alpha
Beta
High-Beta
Gamma

Tarrant & Einhorn (2019)

Study of Long-Term Mental Health Changes Shows:

52% WELLNESS INCREASED (WHO-5 scores)

34% DEPRESSION DECREASED (PHQ-9 scores)


49%
ANXIETY DECREASED
(GAD-7 scores)
12%
MINDFULNESS INCREASED
(FFMQ scores)
12%
PSYCHOLOGICAL WELL-BEING INCREASED
(PWB scores)
20%
MYSTICISM INCREASED
(MEQ-30 scores)

Prakash (2021)

Ketamine Adjunct Study Shows:

Participants with depression and anxiety using a ketamine + SoundSelf protocol saw major reductions in their symptoms: depression scores dropped by over 30%, anxiety scores by nearly 25%, and stress levels decreased significantly.

Additionally, users reported feeling more mindful and aware. These findings confirm what we have been seeing in the field: SoundSelf is a powerful tool to enhance ketamine treatment outcomes for those struggling with depression and anxiety.

Independent university studies are proving that SoundSelf outperforms pharmaceuticals for many mental health disorders.


COMPLETED STUDIES
Showed strong effect sizes for improving mental health.
COMPLETED 2018: EEG Study finds SoundSelf induces Psychedelic brainwave states and positive changes in mood (Neuromeditation Institute)
COMPLETED 2020: Study of transformative Process & Psychological Efficacy of SoundSelf (California Institute of Integral Studies)
COMPLETED 2024: Ketamine Feasibility Study (Florida Atlantic University)
CURRENT STUDIES
Prove Feasibility, Safety, & Efficacy for Mental Health disorders
Feasibility, Safety and Efficacy data of SS in Clinical Settings: Large Observational Study with SoundSelf Beta Program (IRB Approved)
Key mechanisms in Psychedelic outcomes: Attention and Absorption (Milan University)
Use in Microdosing protocol (Imperial College London Centre for Psychedelic Research)
The Elicitation of Awe and Psychedelic Response in SoundSelf (University of New Mexico)
FUTURE STUDIES
Seek FDA-clearance, insurance reimbursement, for direct-to-consumer prescription DTx.
FDA exempt as Prescription Biofeedback Device opens Payor Reimbursements
Begin Pivotal Trials
FDA De-Novo Review to make medical claims
Pilot Study in clinically diagnosed populations
fMRI study showing acute brain effects
SOUNDSELF

Funding

Capital Raised and Current Funding

SoundSelf has raised $2 million to date. This has funded groundbreaking R&D, a robust clinical beta, and the establishment of partnerships with over 80 practices. With a rapidly growing waitlist, SoundSelf is ready to build on this momentum, expanding its clinical reach and operational capabilities.

Use of Funds

This community round is strategically timed ahead of our upcoming Seed round, which already has $1 million committed by a European neurotech VC.

<u>The objective is simple:</u> build sales revenue starting with our 450-practice waitlist, and establish SoundSelf as a staple of the ketamine therapy sector.

Your investment will enable SoundSelf to:

- Hire a Head of Growth
- Fund a Phase II Research Study that shows SoundSelf's efficacy in anxiety and depression disorders

- Sponsor ketamine-focused events, standardizing SoundSelf as an essential tool for ketamine therapy.
- Educate clinics on best practices for preparation and integration

Projections

Ketamine is just the beginning. SoundSelf is preparing for an FDA bid that will help it provide economical and transformative solutions to the enormous Depression, Anxiety, and PTSD markets.

TREATING DEPRESSION ANXIETY AND PTSD
OPENS A <u>$41 BILLION MARKET</u> OF 36 MILLION PEOPLE

			Sales Revenue	Subscription Revenue	Quarterly Gross Profit	Medical Devices for Ketamine Clinics	Medical Devices for Depression Anxiety and PTSD
Beta Program	Licensing fees are waived.	Q4 2023	$46,845	0	**$11,872**	0.03%	
		Q1 2024	$46,845	0	**$11,872**	0.03%	
		Q2 2024	$23,423	0	**$5,936**	0.02%	
Clinical Saas Model	SoundSelf launches proprietary DTx platform.	Q3 2024	$53,948	$5,605	**$19,853**	0.02%	
		Q4 2024	$87,443	$10,620	**$34,581**	0.03%	
		Q1 2025	$127,756	$16,815	**$52,001**	0.04%	
		Q2 2025	$193,502	$27,140	**$81,020**	0.06%	
		Q3 2025	$297,071	$41,300	**$123,631**	0.10%	
		Q4 2025	$457,077	$64,015	**$190,513**	0.14%	
Launch Clinical Device and Additional Experiences	Improve sales margins, and deployment of 3rd party experiences on the SoundSelf platform	Q1 2026	$475,345	$105,020	**$326,692**	0.19%	
		Q2 2026	$931,872	$187,915	**$624,107**	0.29%	
		Q3 2026	$1,643,792	$352,525	**$1,027,874**	0.48%	
		Q4 2026	$1,398,076	$560,500	**$1,135,645**	0.68%	
FDA Clearance & New Voice-Diagnostic Tool	SoundSelf now makes specific medical claims and grows beyond the Ketamine vertical. Additional release of a diagnostic AI product based on SoundSelf data	Q1 2027	$3,501,043	$1,241,955	**$3,024,724**		1.49%
		Q2 2027	$6,830,410	$2,597,760	**$6,084,185**		3.00%
Release Over-the-Counter VR/Mobile Product	Adds an at-home SKU	Q3 2027	$12,230,129	$5,696,137	**$11,934,283**		5.97%
		Q4 2027	$21,132,256	$11,048,852	**$21,829,466**		10.79%

Ketamine Therapy
$3.1 B
Medical Devices $161 M

Depression Anxiety PTSD
$41B
Medical Devices $2.14 B

(projections not guaranteed)

Exit Plan

Digital Therapeutics (DTx) are a growing sector of increasing importance to mainstream medicine, especially in the areas of pain management and mental health. With the FDA's endorsement of digital-adjunct strategies for mental health and the associated cost-benefits for consumers, drug developers are already making DTx acquisitions. We expect the marketplace for acquisitions to mature in the late 2020s. Prior to that, we are likely to see more DTx roll-ups for IPO or sale.

Either way, the technological and data infrastructure we have built to make clinical distribution possible is scalable and generalizable. Our plan is to develop SoundSelf from being a standalone solution to become the immersive DTx distribution platform for mental health. It will be a valuable acquisition target for any partner who needs clinic access and precision AI-driven treatments.

About the Perks

Can I have SoundSelf for my home?

This Wefunder is the *only* way for private individuals to get a SoundSelf unit for their personal use. Invest $5,000 or more to take advantage of this unique opportunity while it's still available.

Can SoundSelf be white-labeled?

Yes, whitelabeling is exclusively available through this campaign. Choose the "Transform" perk, and we will customize the SoundSelf experience for your needs. With our audio lead's help, you (or a VO artist of your choosing) will record branded and targeted therapeutic content for your practice to be integrated into a white-labeled version of the technology. We'll even fly out to your office anywhere in the continental US to train your staff and make sure you get the most out of your special offering.

Get in Early—Profit from the Future of Mental Health

By investing in SoundSelf, you're claiming your piece of a platform that is scaling to disrupt an antiquated mental health system. This is more than an investment in technology; it's your chance to help redefine mental health care at a definitive turning point.

We look forward to working together with you to bring a genuine and transformative solution to a market that is in desperate need of real change.